FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release of February 22, 2005 regarding dissolution of subsidiary.

2.	Press release of February 22, 2005 regarding merger with subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2005

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

FOR IMMEDIATE RELEASE

February 22, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Toshiro Tateno

Director and Executive Corporate Officer

Tel: +81-3-5220-0573

Dissolution of Subsidiary

Konami Corporation (“Konami”) announced today that, pursuant to resolutions adopted at meetings of the respective Boards of Directors of Konami and Konami Computer Entertainment School Inc., (“KCE School”) a wholly-owned subsidiary of Konami, held on February 22, 2005, Konami will dissolve KCE School, effective on March 31, 2005.

1. Background of Dissolution and Liquidation

KCE School was established to foster creative talent for video games in March, 1997. However, in the process of expanding our business to include the health industry in addition to the entertainment industry, we established Konami’s subsidiary Konami School Inc. in August 2003 to foster excellent personnel for all of our business segments. We concluded that KCE School had concluded its role (all of the students currently enrolled in KCE School are graduating in the beginning of March 2005) and will dissolve it as of March 31, 2005.

2. Outline of Dissolved Company

Location of head office	6-10-1 Roppongi Minato-ku, Tokyo
Name of representative director and president	Shinichi Saito
Capital	490 million yen
Ownership	100% by Konami Corporation

3. Schedule of Dissolution

March 31, 2005	Extraordinary general meeting, Dissolution date
Middle of June, 2005	Completion of Liquidation

4. Impact of Dissolution

Konami does not expect that the dissolution of this subsidiary will have a material impact on its consolidated results of operations or financial condition.

FOR IMMEDIATE RELEASE

February 22, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Toshiro Tateno

Director and Executive Corporate Officer

Tel: +81-3-5220-0573

Konami — KME Merger Announcement

Konami Corporation (“Konami”) announced today that, pursuant to resolutions adopted at meetings of the respective Boards of Directors of Konami and Konami Media Entertainment, Inc., (“KME”), a wholly-owned subsidiary of Konami, held on February 22, 2005, KME will merge with and into Konami, effective April 1, 2005.

1. Objective of Merger

Konami will take over KME’s existing businesses, such as its music business, which includes the sale of soundtracks from home video game software, and publication of game tip books (containing clues and strategies for popular games). In connection with the merger of Konami and its game software development subsidiaries, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc., which will also be effective on April 1, 2005, Konami will directly conduct all aspects of its business, from planning and developing products to production and sales of soundtrack CDs and game tip books, which will enable us to be faster and more flexible in making business decisions.

2. Outline of Merger

A. Schedule of Merger

Board approval for the basic merger agreement:	February 22, 2005
Signing of merger agreement:	February 22, 2005
Effective date of merger:	April 1, 2005

B. Method of Merger

KME will merge with and into Konami, which will be the surviving entity. In accordance with Article 413-3-1 of the Commercial Code, the merger will occur without the approval of Konami’s shareholders at a shareholder meeting.

C. Merger Ratio

Company	Konami	KME
Merger Ratio	1	1

Due to the fact that Konami owns 100% of the shares of KME, there will not be an issuance of new shares or any capital increase.

D. Cash Paid for Exchange of Shares

There will be no payment of cash for exchange of shares.

3. Outline of Merging Companies

Registered name	Konami		KME

Main business	Production, manufacture and sales for consumer game software, contents for amusement facility and toys		Planning, production and sales of music and video package products Planning, publications and distribution of books and magazines

Date of incorporation	March 19, 1973		May 20, 1997

Location of head office	2-4-1 Marunouchi, Chiyoda-ku, Tokyo		1-12-1 Dogenzaka, Shibuya-ku, Tokyo

Representative	Kagemasa Kozuki Chairman of the Board and CEO		Akihiko Nagata Representative Director and President

Capital	47,398 million yen		180 million yen

Total number of shares issued	128,737,566		1,800

Stockholders’ equity (as of March 31, 2004)	108,016 million yen		683 million yen

Total assets (as of March 31, 2004)	183,031 million yen		849 million yen

Financial year end	March 31		March 31

Number of employees (as of March 31, 2004)	904		30

Major vendors and customers	(Vendors) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Customers) Konami Marketing Japan, Inc.		(Vendors) Daiichi Paper Inc. Dai Nippon Printing Co., Ltd. (Customers) Nippon Shuppan Hanbai Inc. Kingrecords Co., Ltd.

Major shareholders and	Kozuki Holdings B.V.	10.50%	Konami	100%
shareholding ratios	Japan Trustee Services Bank, Ltd.	8.32%
(as of March 31, 2004)	The Master Trust Bank of Japan, Ltd.	6.89%

	Konami	6.41%

	Kozuki Capital Corporation	5.43%

Main banks	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation

Relationship between parties	Capital	Konami owns 100% issued share of KME.

	Personnel	None

	Transaction	KME produces and distributes music CDs and game tip books for game software having license agreement of intellectual properties from Konami.

Financial results for the three most recent years

(Millions of yen, except per share data)

	Konami
Fiscal year ended on	March 31, 2002	March 31, 2003	March 31, 2004
Net revenues	123,283	130,186	146,654
Operating income	11,083	11,577	13,303
Ordinary income	11,792	13,068	16,910
Net income (loss)	8,675	(11,284)	10,381
Net income (loss) per share (yen)	67.96	(92.82)	83.71
Dividend per share (yen)	54.00	54.00	54.00
Stockholders’ equity per share (yen)	1,029.80	872.38	894.08

	(Millions of yen, except per share data)

	KME
Fiscal year ended on	March 31, 2002	March 31, 2003	March 31, 2004
Net revenues	880	984	1,043
Operating income	78	151	(85)
Ordinary income	85	159	(81)
Net income	36	86	(67)
Net income per share (yen)	30,611.73	72,393.61	(37,443.49)
Dividend per share (yen)	2,500	35,800	0
Stockholders’ equity per share (yen)	391,448.50	461,342.11	379,584.58

4. After the Merger

Registered trade name	Konami Corporation
Main business	Production, manufacture and sales of consumer game software, contents for amusement facilities and toys
Location of head office	2-4-1 Marunouchi, Chiyoda-ku, Tokyo
Representative	Kagemasa Kozuki
Capital	47,398 million yen
Total assets	Undecided
Financial year end	March 31

Effects on results of operations

As a result of the merger, our consolidated operating results are expected to improve as a result of improved business efficiency. However, our forecast for our consolidated operating results after the merger has not been determined.

This press release contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.